

August 18, 2010

Dan Wiesel
Chief Executive Officer
American Antiquities, Inc.
c/o Pet Airways Inc.
777 E. Atlantic Avenue, #C2-264
Delray Beach, FL 33483

> **Re:** **American Antiquities, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 17, 2010**
> **File No. 333-130446**

Dear Mr. Wiesel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed August 17, 2010

1.   Please disclose whether the decision to dismiss Cordovano and Honeck LLP was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2.   We note from your disclosure in Form 10-K for the years ended October 31, 2009 and October 31, 2008 that you concluded that your internal control over financial reporting was not effective because of material internal control weaknesses. Please tell us what material weaknesses were identified and why the material weaknesses are not reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief